Rosa Vieira
Senior Officer, Client Services
Telephone: 416.361.0930 ext.227
rvieira@equitytransfer.com
VIA ELECTRONIC TRANSMISSION

February 22, 2006

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	FRONTEER DEVELOPMENT GROUP INC
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the Annual General Meeting of Shareholders for Fronteer Development Group Inc.

1.	CUSIP – 35903Q 10 6

2.	Date Fixed for the Meeting – May 2, 2006

3.	Record Date For Notice – March 24, 2006

4.	Record Date For Voting - March 24, 2006

5.	Beneficial Ownership Determination Date - March 24, 2006

6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting - Common Shares

7.	Classes of Series of Securities that entitle the holder to vote at the meeting - Common Shares

8.	Business to be conducted at the meeting – Annual General

Yours Truly,
EQUITY TRANSFER SERVICES INC.